FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event, dated April 30, 2008, regarding dividend payment
2.	Press release, dated April 30, 2008, regarding financial results for the first quarter of 2008

                      Item 1.

FOR IMMEDIATE RELEASE
Inquiries-Please contact
Andres Veszpremy
General Counsel
Phone: (562) 351-1187
FAX: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile, April 30, 2008

PROVIDA REPORTS A MATERIAL EVENT

Today, Wednesday April 30, 2008, Mr. Ricardo Rodríguez, Chief Executive Officer of AFP Provida S.A., has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges.  This communication informed the following:

By virtue of article 9 and subparagraph second of article 10 of Law 18,045, please be advised that the Regular Shareholders Meeting held today, resolved to pay a definitive dividend of CH$68.20 per share on account of 2007 fiscal year profits. Therefore, on May 23, 2008 will be paid a dividend of CH$45.97 per share, which corresponds to the difference between the definitive dividend and the interim dividend already paid in October 2007. These dividends are assessed by income tax pursuant to law.

Finally, please be advised that said Meeting, also resolved to designate the newspaper El Mercurio for publication of notices of Shareholders Meetings.

Santiago, Chile, April 30, 2008.

Item 2

For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – April 30, 2008 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended March 31, 2008. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of March 31, 2007 are inflation adjusted by the year on year CPI figure of 8.1%.

AFP PROVIDA S.A. reports its results for the year ended March 31, 2008

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2008 (1Q08)

Ü
As of March 2008, the net income was Ch$1,900.8 million, lower in Ch$9,949.1 million with respect to the result attained in the first quarter of 2007 (1Q07). The latter was basically the outcome of the lower operating result, which was affected by negative returns achieved by pension funds that implied losses in mandatory investments and higher costs of casualties for disability. The positive non-operating result partially offset the above, due to gains on price level restatement, as well as, higher results obtained in investments in related companies.

Ü
The operating income amounted to Ch$1,337.7 million, a decrease of Ch$13,997.1 million with respect to 1Q07, despite the 11.9% increase achieved by fee income, as a result of higher collection levels and the positive evolution of expenses excluding life and disability insurance cost. The above was not enough to offset losses recorded by mandatory investments, due to falls in the local and the foreign stock markets, neither the higher cost of life and disability insurance driven by both, the superior variable premium due to higher collection levels and the increase in the temporary rate (from 0.70% to 1.00% commencing on February 2008), as well as higher unfavorable casualty rate provision since lower returns of pension funds increased the cost of casualties to be covered by Provida.

Ü
In non-operating terms, an income of Ch$1,427.2 million was recorded, a positive variation of Ch$2,350.6 million with respect to the loss registered in the 1Q07. This deviation was explained by higher profits obtained by investments in related companies, especially AFORE Bancomer in Mexico. Adding, there was a  positive effect in the period attained by the price level restatement due to gains on foreign exchange rate, associated with the maintenance of a dollar debt with Provida Internacional, in view of the appreciation of the Chilean peso against the dollar during the period.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$418.7 million in the 1Q08, representing an increase of 18.4% with respect to the profit recorded in the 1Q07.

Ü
As of March 31, 2008, Provida has maintained leading the Chilean pension fund industry with a total of US$37,539.9 million of assets under management, equivalent to a market share of 30.9%. Also, Provida is a leader in terms of clients with an average portfolio of 3.4 million affiliates in 1Q08 and 1.8 million of contributors, with average market shares of 41.9% and 39.9% respectively as of February 2008.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.		March	Market
	Business Drivers	2008	Share

	Average number of affiliates	3,396,234	41.9%	(1)
	Average number of contributors	1,774,164	39.9%	(1)
	Average number of pensioners	397,686	38.3%

	Average collection base (US$ Million)	568,537	30.9%	(1)
	AUM (US$ Million)	37,540	30.9%
	Average real return of Pension Fund (Acum 1Q08)	-5.26%
	Pension Fund Type A real return (Acum 1Q08)	-9.77%
	Pension Fund Type B real return (Acum 1Q08)	-6.31%
	Pension Fund Type C real return (Acum 1Q08)	-4.18%
	Pension Fund Type D real return (Acum 1Q08)	-0.82%
	Pension Fund Type E real return (Acum 1Q08)	1.89%

		March	Market
	Other Variables	2008	Share

	Average number of branches	121	45.1%
	Average number of administrative employees	1,021	30.1%	(2)
	Average number of sales agents	609	23.2%	(2)

(1) Market Share in February, 2008
(2) Market Share in December, 2007

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER OF 2008

According to the last information released by the Central Bank, the economic growth in February increased by 5.6% in comparison with the same month of the last year, the highest monthly variation since June of the last year. Besides, the cycle trend series recorded an annualized expansion of 4.8%. It is important to mention that the growth was boosted by the recovery of certain sectors such as the industrial and mining productions.

Regarding foreign trade, exports amounted to US$11,156.2 in the first two months of 2008, a 6.7% higher with respect the same period of last year, where the copper mining represented more than 50% of total exports, being China the main destiny. In relation to imports, they amounted to US$8,526.4 million in the first two months of 2008, implying an increase of 49.1% with respect to the same period of 2007. The most relevant item was fuel, representing approximately 30% of total imports, being America the main origin continent.

Inflation in the first three months of 2008 accrued an increase of 1.2% and an increase of 8.5% with respect to March 2007 (a twelve-month variation). The projection of BBVA Research Department is 4.3% for the year-on-year variation at December 2008, with special uncertainty regarding the evolution of elaborated food, given the high volatility of international prices in connection with agricultural commodities and supply problems from Argentina (basically fuels).

In relation to labor market, the unemployment rate was 7.3% during the mobile quarter December 2007 - February 2008, an increase of 0.9 percentage points in comparison with the same quarter of 2007, and an increase of 0.1 percentage points with respect to the previous mobile quarter (November 2007 – January 2008).

In the year-on-year comparison, the higher growth pace of labor force of 4.2% is highlighted, estimated in 7,168,610 people, meanwhile, the occupied workers increased by 3.1%, that is, 200,070 new jobs. The higher pressure over the labor force was mainly driven by women, maintaining the trend observed in most of 2007, as well as young workers, both unemployed workers as well as those ones entering in the labor market for the first time, a situation that is present since the previous quarter.

The salaried job continues leading the expansion of occupation in twelve months with a growth of 6.6%. Moreover, the number of unemployed people was estimated to be 526,170 workers, an increase of 20.2% (88,350 workers).

As reported in previous reports, in 2006 the Chilean Government started to work in a reform to the private pension system in order to improve the current pension system, through the design of system granting effective protection to all population, reinforcing the solidarity principle of the system, extending the coverage and strengthening the gender equality. After a deep analysis in the preparation of a bill, on March 11, 2008 the Pension Reform Law N°20,255 was promulgated, publishing in the Official Gazette on March 17, 2008.

The benefits established in this law will begin to be granted commencing on July 1, 2008 and the remaining modifications will begin to be implemented starting October 2008 onwards. Finally, as informed on the Press Release dated February 29, 2008, modifications incorporated in the Pension Reform Law can be summarized in four areas: coverage improvement, new industrial organization, investments and new institutional framework.

Net income
In the first quarter of 2008 (1Q08), the net income was Ch$1,900.8 million, equivalent to an average return on equity of 15.7%. This result represented a real decrease of 84.0% or Ch$9,949.1 million with respect to the first quarter of 2007 (1Q07), driven by the lower operating income, basically stemming from losses on mandatory investments and the higher cost of life and disability insurance, also affected by negative returns of pension funds. Partially offsetting was the non-operating result, positively affected by gains in price level restatement and profits from investments in related companies.

The operating income was Ch$1,337.7 million in 1Q08, decreasing by 91.3%. This above result despite the good performance achieved by fee income and the expenses excluding the life and disability insurance, which was not enough to offset the impact of the negative returns recorded by pension funds. The latter explained losses recorded on mandatory investments, as well as, the higher costs of the life and disability insurance since a lower balance in the affiliates’ in their individual capitalization accounts implies a higher contribution to be made by the AFP to finance casualties.

The non-operating result amounted to an income of Ch$1,427.2 million, increasing by Ch$2,350.6 million or 254.6% with respect to the loss recorded in 1Q07. This result was partly attributed to gains on price level restatement in view of the appreciation of Chilean peso against the dollar that generated gains on foreign exchange rate. Adding to the above were profits in related companies, basically the best results obtained by AFORE Bancomer in Mexico. The latter was partially offset by lower other income (expenses), due to the 1Q07 incorporated profits on the sale of 10% equity interest held in AFP Crecer in the Dominican Republic in March 2007.

Regarding income taxes, the associated cost recorded in the period decreased at a lower extent than the income before taxes, since the rate applied to calculate deferred taxes drop increasing the value of such liability.

	1Q08	1Q07	Change	% Change
	(Million of constant Chilean pesos at March 31, 2008, except percentages)

Operating Income	1,337.7	15,334.8	(13,997.1)	-91.3%
Total Operating Revenues	39,948.7	47,938.7	(7,990.1)	-16.7%
Total Operating Expenses	(38,611.0)	(32,604.0)	(6,007.1)	18.4%

Other Non Operating Income (Expenses)	1,427.2	(923.4)	2,350.6	-254.6%

Income Taxes	(864.1)	(2,561.4)	1,697.3	-66.3%

Net Income	1,900.8	11,850.0	(9,949.1)	-84.0%

Earnings per share (each ADR represents fifteen shares) was Ch$5.74 as of March 2008 compared with Ch$35.77 obtained in the same period of 2007. As of March 31, 2008, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to March 2007.

BUSINESS DEVELOPMENT

Operating revenues
In the 1Q08, these were Ch$39,948.7 million, a decrease of 16.7% or Ch$7,990.1 million with respect to 1Q07. The latter result was attained despite the good performance achieved by fee income that contributed Ch$4,792.1 million mainly due to higher collection levels, which was partially offset by losses recorded in mandatory investments, implying a deviation of Ch$12,695.6 million in view of the lower returns exhibited by the local and the foreign stock markets. Adding to the latter were lower financial revenues of Ch$183.0 million recorded in the period, stemming from life and disability insurance, basically due to lower returns on the cash flow surplus maintained by the insurer, according to the specific conditions of each insurance contract (TIP rate for 2003 contract and 85% of the portfolio return for 2005 contract). Finally, other operating revenues increased by Ch$96.4 million basically due to higher fee income generated by AFP Génesis.

•
Fee income was Ch$44,911.0 million in 1Q08, an increase of 11.9% or Ch$4,792.1 million with respect to 1Q07, a growth in line with the growth achieved by mandatory contributions that increased by 12.0% during the quarter, as a result of the real growth in salary base and the rise of variable fee in mandatory contributions from 2.39% to 2.59%, effective commencing February 2008.

Regarding the market competitive variables, it highlights that Provida has maintained its leading position in the pension industry with average market shares in the first quarter of 2008 approximately 40% in terms of clients, where the average number of contributors was 1,774,164 and more than 30% of the salary base and assets under management of the industry.

•
The mandatory investments recorded losses of Ch$7,434.6 million, a decrease of Ch$12,695.6 million with respect to 1Q07. The above was driven by the falls observed during the quarter in the local (Mar.08: IPSA -4.9%, IGPA -4.6% v/s Mar.07: IPSA +8.7%, IGPA +7.6%) and the foreign stock markets (Mar.08: Nasdaq -14.1%, MSCI Europe ex UK -8.0%, Hang Seng -17.7%, AC Far East ex Japan -13.1%, Dax -13.0% v/s Mar.07: Nasdaq +0.3%,

MSCI Europe ex UK +4.0%, Hang Seng -1.3%, AC Far East ex Japan +0.9%, Dax +6.3%). Consequently, the weighted average nominal return of pension funds was -4.30% in 1Q08 that compares with the positive return of 3.38% recorded in the period of last year.

Operating expenses

These increased by 18.4% or Ch$6,007.1 million from Ch$32,604.0 million in 1Q07 to Ch$38,611.0 million in 1Q08. This result was basically triggered by the L&D insurance due to the higher temporary premium recorded in the period in view of increment of collection levels, as well as, higher unfavorable casualty rate provisions. The above was partially offset by remunerations of administrative personnel due to the minor average number of staff maintained in the period, and the fact that there were not recorded severance payments in the period. Additionally, the period recorded lower other operating expenses, basically selling and marketing expenditures and data processing expenditures.

•
Remunerations of administrative personnel amounted to Ch$4,574.2 million, lower in Ch$649.9 million or 12.4% with respect to the figure recorded in 1Q07. This result was associated with the efficiency and transformation plan based on the emphasis of the management in the Company’s competitiveness given the new investments in technology and the larger number of permanent staff maintained, as a result of the new sub-contracting law. Since this plan was a known commitment in 2007 plus the application of the conservative criterion to account the expenses, provisions involved in such plan were made in December 2007, thus no expense for such concept was accounted for in the 1Q08.

Additionally, the period recorded lower wages paid given the lower number of staff maintained in the period. In figures, the average number of staff was 1,021 employees in 1Q08, a decrease of 7 employees with respect to average figure recorded in 1Q07. By comparing at the end of both periods, the administrative staff decreased from 1,022 to 1,014 employees.

•
Remunerations of sales personnel increased by 1.8% or Ch$50.4 million from Ch$2,772.7 million in 1Q07 to Ch$2,823.1 million in 1Q08. This variation was sustained by higher variable remunerations paid given the superior production levels achieved by the sales force. The above was partially offset by minor severance payments, since in 2007 the low-productivity staff was replaced by sales agents with better profiles in view of the more competitive environment faced by the pension industry.

In figures, the average number of sales agents was 609 workers in 1Q08, decreasing by 2.7% with respect to 1Q07 (626 sales agents). With respect to the evolution at the end of each period, the sales force increased by 2.3% from 603 salespeople to 617.

•
The cost of life and disability insurance (L&D) was Ch$25,014.5 million, an increase of Ch$6,825.5 million or 37.5% with respect to 1Q07. This variation was partly explained by higher expenses of Ch$4,110.4 million in temporary premium, associated with a larger client portfolio covered in line with the growth observed in mandatory collection levels. Additionally, the period recorded the a rise in temporary premium from 0.70% to 1.00% in salary base commencing on February 2008, through the enforcement of the new life table that implied adjustments in the contractual conditions with the insurer.

The modification previously mentioned, stemmed by the fact that the insurance contract contemplates amendments of certain parameters when the relevant economic conditions change by mutual agreement of the parties. In this case, the update of life tables implies the rise in life expectancies of beneficiaries, increasing the life and disability insurance cost. Consequently and to face this new scenario along with the rise of the fee charged by the AFP to its clients, the insurance conditions were modified regarding the temporary premium from 0.70% to 1.00% of the taxable remunerations in the client portfolio and the maximum casualty rate to be paid by the AFP from 1.27% to 1.70%.

In addition, the period also recorded an increase in unfavorably casualty rate provisions of Ch$2,715.1 million, basically due to the cost of casualties to be covered by the Company increased, as a result of negative returns achieved by pension funds. Since Provida must cover the differential between the required capital to finance disable and survival pensions and the funds hold by the affiliates in their respective individual capitalization accounts, a negative return comparatively implies a lower balance in the affiliate’s accounts and, thus a higher contribution to be made by the AFP.

•
During the 1Q08 other operating expenses amounted to Ch$6,199.2 million, lower in Ch$219.0 million or 3.4% regarding to the same period of last year. This result was mainly driven by lower selling and marketing expenses of Ch$175.4 million given that in the period lower promoting activities were made.

It adds up to the latter, lower data processing expenses of Ch$121.6 million due to higher corrective developments made in 2007 and the termination of feeder services in certain branch offices during the 1Q08. The above had its counterpart in higher amortization expenses during the period (Ch$88.5 million) given the evolutionary developments added to the Unified Platform asset made in 2007.

Operating income
It decreased by Ch$13,997.1 million or 91.3% with respect to the same period of the last year, despite the good result achieved by fee income and the positive evolution of operating expenses excluding the life and disability insurance, which was not enough to offset the impact of the negative return achieved by pension funds that generated losses in mandatory investments and higher costs of casualties for disability.

Other non operating income (expenses)
These recorded an income of Ch$1,427.2 million in 1Q08 that compares with the loss of Ch$923.4 million recorded in 1Q07, a positive variation of Ch$2,350.6 million. The latter mainly driven by gains on price level restatement of Ch$1,318.4 million due to gains generated by foreign exchange given the appreciation of Chilean peso against the dollar. It added to the above, higher profits of Ch$852.2 million attained by related companies, principally higher results obtained by AFORE Bancomer in Mexico. The latter was partially offset by lower other income (expenses) net of

Ch$427.1 million, attributed to the sale of the 10% equity interest held in AFP Crecer in the Dominican Republic in March 2007.

•
The affiliated companies results increased by Ch$852.2 million, from Ch$546.7 million in 1Q07 to Ch$1,398.9 million in 1Q08. This result was mainly attained by the higher result achieved by AFORE Bancomer in Mexico and local affiliated companies that positively contributed in the aggregate Ch$216.1 million, highlighting the increase of 190.9% in Previred profits.

		1Q08	1Q07	Change	% Change
Company	Country	(Million of constant Chilean pesos at March 31, 2008, except percentages)

Horizonte	Peru	384.7	436.9	(52.1)	-11.9%

Bancomer	Mexico	843.5	109.1	734.5	673.5%

Crecer	Rep.Dominicana	-	46.2	(46.2)	-100.0%

DCV	Chile	17.9	13.4	4.4	32.9%

PreviRed.com	Chile	167.8	57.7	110.1	190.9%

AFC	Chile	(15.0)	(116.6)	101.5	-87.1%
TOTAL		1,398.9	546.7	852.2	155.9%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. As of March 2008, this affiliated company generated an income of Ch$384.7 million for Provida, representing a decrease of Ch$52.1 million or 11.9% with respect to the 1Q07. This result was explained by the negative effect of the appreciation of the Chilean peso against the dollar (18.8%) in both comparative periods, since this company increased its results in dollars (17.3%), mainly sustained by the growth observed in fee income. As of March 31, 2008, AFP Horizonte accounted for a total of 1,101,387 affiliates and assets under management for US$5,023.9 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity interest. As of March 2008, this affiliated company recorded an income of Ch$843.5 million for Provida, a positive variation of Ch$734.5 million with respect to 1Q07, despite the negative effect of foreign exchange rate by translating its results from dollars into Chilean pesos. The better result was explained by the increase of its fee income and the positive effect of the local variation in foreign exchange rate (appreciation of Mexican peso against the dollar of 3.6%). As of March 31 2008, AFORE Bancomer maintained an affiliate portfolio of 4,454,381 and funds for US$13,442.1 million, representing market shares of 11% and 17%, respectively, situating it in the third place on the industry in terms of affiliates and second place in terms of assets under management.

Finally, regarding the local affiliated companies, they jointly generated a positive contribution of Ch$216.1 million with respect to 1Q07. The electronic collection company PreviRed.com where Provida holds a 37.9% ownership generated earnings of Ch$167.8 million for Provida in 1Q08, a positive deviation of Ch$110.1 million with respect to the same period of last year, due to the higher volume of operations that has meant an increase in operating revenues, accompanied by a lower increase in its operating expenses. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, recorded a loss of

Ch$15.0 million for Provida, a positive variation of Ch$101.5 million with respect to the loss recorded in 1Q07. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$17.9 million in the period 2007, an increase of Ch$4.4 million with respect to the first quarter of the last year. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•
The price level restatement recorded an income of Ch$960.5 million, positive in Ch$1,318.4 million than the loss recorded in the same period of the last year. This variation was explained by the differences in foreign exchange rate during the period, associated with the maintenance of the dollar debt with Provida Internacional, since the 1Q08 recorded an appreciation of 11.9% of the Chilean peso against the dollar, whereas a depreciation of 1.3% was recorded in 1Q07. The above result was partially offset by the superior inflation applied over the Company’s net liability exposure that was 0.8% in 1Q08, while at the same period of the last year this was 0.2%.

Income taxes
As of March 2008, the income taxes amounted to Ch$864.1 million, a lower expense of Ch$1,697.3 million or 66.3% with respect to the same period of the last year. The expense recorded in 1Q08 decreased at a lower extent than the income before taxes, due to the rate applied to calculate the deferred taxes was lower, implying that the value of such liability increased.

Consolidated balance sheet

•
As of March 31, 2008, total assets were Ch$285,022.7 million, representing a decrease of Ch$17,708.2 million or 5.8% with respect to 1Q07. This variation was basically sustained by lower other assets of Ch$14,906.2 million, basically as a consequence of a lower goodwill of Ch$11,025.1 million of which Ch$3,381.8 million are related to the Dominican Republic position completely sold in December 2007, adding Ch$7,643.4 million in connection with the normal amortization of goodwill from investments (principally AFP Protección and AFORE Bancomer). Moreover, the net investment regarding the Unified Platform decreased by Ch$976.0 million due to the amortization of this investment in a three-year period.

Additionally, lower current assets of Ch$1,209.4 million were recorded. The latter was driven by lower contributions related to the life and disability insurance that the AFP must pay on behalf of the insurer to comply with the legal period established, which explained lower receivables of Ch$1,702.2 million from insurance companies (contract still open with ING Seguros de Vida) and receivables and notes from related companies of Ch$3,652.5 million (2003 and 2005 contracts maintained with BBVA Seguros de Vida). Compensating partly the aforementioned were the cash flows surplus generated by the Company that implied higher levels of cash and time deposits amounting to Ch$2,839.7 million.

Finally, premises and equipment decreased by Ch$1,095.1 million due to the normal depreciation of the fixed assets (Ch$409.7 million), adding the decrease of Ch$482.7 million in other assets  that comprise assets under leasing modality that are periodically amortized and were also affected by the sale of one of its components (storage).

•
Total liabilities decreased by Ch$18,511.4 million or 27.5% from Ch$67,196.4 million in 1Q07 to Ch$48,685.0 million in the same period of 2008. The above was sustained by lower current liabilities of Ch$18,166.8 million, basically due to a lower obligations with banks and financial institutions (Ch$28,467.3 million), given the financing through retention of higher levels of earnings and the cash flows from the sale of AFP Crecer in the Dominican Republic. The above was partially offset by higher provisions (Ch$4,513.8 million) mainly due to unfavorable casualty rate of the life and disability insurance, and higher notes and accounts due to related companies (Ch$4,262.3 million) basically to BBVA Saguaros de Vida S.A. regarding the life and disability insurance premium.

•
Shareholders’ equity increased by Ch$803.2 million or 0.3% from Ch$235,534.5 million as of March 31, 2007 to Ch$236,337.7 million at the close of March 2008 due to the net effect of retained earnings of Ch$10,916.5 million given the reduction in the distribution rate of dividends partially compensated by lower earnings recorded in the period, which had its counterpart in lower other reserves ofCh$9,949.1 million in connection with the accrued adjustment for foreign exchange rate.

Exchange rate
As of March 31, 2008, it was Ch$437.71 per dollar, while in the same period of last year, it was Ch$539.21. The above implied that in 1Q08 an appreciation of 11.9% in the Chilean peso against the dollar was recorded, while in 1Q07 a depreciation of 1.3% was registered.

CONSOLIDATED INCOME STATEMENT

	1Q08	1Q07	Change	% Change
	(Million of constant Chilean pesos at March 31, 2008, except percentages)

OPERATING REVENUES
Fee income	44,911.0	40,118.9	4,792.1	11.9%
Gains on mandatory investments	(7,434.6)	5,261.0	(12,695.6)	-241.3%
Financial revenues from L&D insurance	787.0	970.0	(183.0)	-18.9%
Other operating revenues	1,685.3	1,588.9	96.4	6.1%

Total Operating Revenues	39,948.7	47,938.7	(7,990.1)	-16.7%

OPERATING EXPENSES
Administr. personnel remunerations	(4,574.2)	(5,224.1)	649.9	-12.4%
Sales personnel remunerations	(2,823.1)	(2,772.7)	(50.4)	1.8%
L&D insurance	(25,014.5)	(18,189.0)	(6,825.5)	37.5%
Other operating expenses	(6,199.2)	(6,418.1)	219.0	-3.4%

Total Operating Expenses	(38,611.0)	(32,604.0)	(6,007.1)	18.4%

OPERATING INCOME	1,337.7	15,334.8	(13,997.1)	-91.3%

OTHER NON OPERATING INCOME (EXPENSES)
Gains on investments	86.9	5.3	81.7	1553.2%
Profit (loss) in affil. companies	1,398.9	546.7	852.2	155.9%
Amortization of goodwill	(1,319.3)	(1,434.1)	114.8	-8.0%
Interest expense	(158.3)	(569.0)	410.7	-72.2%
Other income net	458.6	885.7	(427.1)	-48.2%
Price level restatement	960.5	(357.9)	1,318.4	-368.3%

Total Other Non Operating Income (Expenses)	1,427.2	(923.4)	2,350.6	-254.6%

INCOME BEFORE TAXES	2,764.9	14,411.4	(11,646.5)	-80.8%

INCOME TAXES	(864.1)	(2,561.4)	1,697.3	-66.3%

NET INCOME	1,900.8	11,850.0	(9,949.1)	-84.0%

CONSOLIDATED BALANCE SHEET

	1Q08	1Q07	Change	% Change
	(Million of constant Chilean pesos at March 31, 2008, except percentages)

ASSETS
Current Assets	18,946.6	20,156.0	(1,209.4)	-6.0%
Marketable Securities - Reserve	162,044.5	162,542.1	(497.5)	-0.3%
Premises and Equipment	26,643.8	27,738.9	(1,095.1)	-3.9%
Other Assets	77,387.9	92,294.1	(14,906.2)	-16.2%

TOTAL ASSETS	285,022.7	302,731.0	(17,708.2)	-5.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	39,709.0	57,875.8	(18,166.8)	-31.4%
Long-Term Liabilities	8,976.0	9,320.6	(344.6)	-3.7%

Shareholders´ Equity	236,337.7	235,534.5	803.2	0.3%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	285,022.7	302,731.0	(17,708.2)	-5.8%

CONSOLIDATED CASH FLOW STATEMENT

	1Q08	1Q07	Change	% Change
	(Million of constant Chilean pesos at March 31, 2008, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	(4,288.5)	(3,094.7)	(1,193.8)	38.6%
Total Operational Income	47,865.1	42,087.7	5,777.4	13.7%
Total Operational Expenses	(52,153.6)	(45,182.4)	(6,971.2)	15.4%

CASH FLOW FROM FINANCING ACTIVITIES	7,400.0	3,252.0	4,148.0	127.6%

CASH FLOW FROM INVESTING ACTIVITIES	(1,542.1)	(445.0)	(1,097.1)	246.5%

TOTAL NET CASH FLOW	1,569.3	(287.8)	1,857.1	-645.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 1, 2008	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 1, 2008	By:	/s/ Maria Paz Yañez
			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.